Filed by Kraft Foods Inc.

Pursuant to Rule 425

Under the Securities Act of 1933

Subject Company: Cadbury plc

Commission File No.: 333-06444

The following announcement is available at www.transactioninfo.com/kraftfoods and/or www.kraftfoodscompany.com and/or was otherwise disseminated by Kraft Foods Inc. on February 24, 2010.

Forward-looking statements

This announcement contains forward-looking statements regarding Kraft Foods’ combination with Cadbury. Such statements include, but are not limited to, statements about the benefits of the combination and other such statements that are not historical facts, which are or may be based on Kraft Foods’ plans, estimates and projections. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond Kraft Foods’ control, that could cause Kraft Foods’ actual results to differ materially from those indicated in any such forward-looking statements. Such factors include, but are not limited to, the risk factors, as they may be amended from time to time, set forth in Kraft Foods’ filings with the Securities and Exchange Commission (“SEC”), including the registration statement on Form S-4, as amended from time to time, filed by Kraft Foods in connection with the offer, Kraft Foods’ most recently filed Annual Report on Form 10-K and subsequent reports on Forms 10-Q and 8-K. Kraft Foods disclaims and does not undertake any obligation to update or revise any forward-looking statement in this announcement, except as required by applicable law or regulation.

Additional U.S.-related information

This announcement is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of Cadbury or Kraft Foods. Kraft Foods has filed a registration statement and tender offer documents, including subsequent amendments, and Cadbury has filed a solicitation/recommendation statement on Schedule 14D-9, including subsequent amendments, with the SEC in connection with the recommended offer. Cadbury ordinary shareholders who are U.S. or Canadian residents and holders of Cadbury American Depositary Shares, wherever located, should read those filings, and any other filings made by Kraft Foods and Cadbury with the SEC in connection with the recommended offer, as they contain important information. Those documents, as well as Kraft Foods’ other public filings with the SEC, may be obtained without charge at the SEC’s website at www.sec.gov and at Kraft Foods’ website at www.kraftfoodscompany.com.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN, INTO OR FROM JAPAN OR ANY OTHER JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF THAT JURISDICTION

For Immediate Release

24 February 2010

OFFER

by

KRAFT FOODS INC.

for

CADBURY PLC

Result of elections under the Mix and Match Facility received during the Subsequent Offer Period

Introduction

On 2 February 2010, Kraft Foods declared its recommended Final Offer wholly unconditional.

The Final Offer remains open until further notice. Kraft Foods will give at least 14 days’ notice if Kraft Foods decides to close the Final Offer.

Withdrawal rights

Following the publication today of a supplementary prospectus (the “Supplementary Prospectus”) by Kraft Foods in respect of the New Kraft Foods Shares, a Cadbury Securityholder who accepted the Final Offer at any time after 1 p.m. (London time) / 8 a.m. (New York City time) on 16 February 2010 and who has a statutory right of withdrawal pursuant to section 87Q of the UK Financial Services and Markets Act 2000 (“FSMA”) may withdraw his acceptance of the Final Offer before the end of the period of two Business Days, beginning with the first Business Day after the date on which the Supplementary Prospectus was published.

Further information on how to exercise this right of withdrawal is available by contacting Kraft Foods’ information agent in respect of the Offer, Georgeson on +1 (212) 440-9800 (Banks and Brokers), +1 (800) 868-1391 (Toll-Free in the United States) or +1 (212) 8066859 (from outside the United States).

Cadbury Securityholders who have accepted the Final Offer prior to the publication of the Supplementary Prospectus and who do not have statutory withdrawal rights pursuant to section 87Q FSMA are not able to withdraw their acceptance of the Final Offer.

Result of elections under the Mix and Match Facility

Kraft Foods will settle valid elections under the Mix and Match Facility received between 1 p.m. (London time) / 8 a.m. (New York City time) on 16 February 2010 and 1 p.m. (London time) / 8 a.m. (New York City time) on 23 February 2010 together on the same settlement date. Accordingly, to the extent possible, each election received under the Mix and Match Facility during this period will be off-set against the other such elections received during this period.

During this period: (i) valid elections for additional New Kraft Foods Shares under the Mix and Match Facility had been received in respect of 24,801,448 Cadbury Shares (including those represented by Cadbury ADSs); and (ii) valid elections for additional cash under the Mix and Match Facility had been received in respect of 1,718,654 Cadbury Shares (including those represented by Cadbury ADSs).

Accordingly, valid elections received during this period: (i) for additional New Kraft Foods Shares will be scaled down on a pro rata basis; and (ii) for additional cash will be satisfied in full, with the result that:

•

Cadbury Securityholders who have made an election to receive additional New Kraft Foods Shares under the Mix and Match Facility will receive 0.200386 New Kraft Foods Shares and GBP 4.793000 in cash per Cadbury Share and 0.801544 New Kraft Foods Shares and GBP 19.172000 in cash per Cadbury ADS, in each case in respect of which a valid election has been made; and

•

Cadbury Securityholders who have made an election to receive additional cash under the Mix and Match Facility will receive GBP 7.987148 in cash per Cadbury Share and GBP 31.948592 in cash per Cadbury ADS, in each case in respect of which a valid election has been made.

Given the current availability of withdrawal rights, the result of elections under the Mix and Match Facility during this period is preliminary only. If the result of elections under the Mix and Match Facility changes due to the exercise of such withdrawal rights by Cadbury Securityholders, Kraft Foods shall announce such change as soon as reasonably practicable.

The Mix and Match Facility will remain open until the end of the Subsequent Offer Period.

Cadbury Securityholders who have not yet accepted, and wish to accept, the Offer should take action to accept the Offer as soon as possible. Details of the procedure for doing so are set out in the Final Offer Documents (including, in the case of certificated

Cadbury Shares and Cadbury ADSs, the Final Acceptance Forms). The Final Offer Documents are also available on Kraft Foods’ website (www.transactioninfo.com/kraftfoods).

Further information

If you have questions in relation to the Offer and you are not a Cadbury US Shareholder, Cadbury Canadian Shareholder or Cadbury ADS Holder, please telephone Computershare Investor Services PLC on 0870 889 3144 (from within the UK), or on +44 870 889 3144 (from outside the UK).

If you have questions in relation to the Offer and you are a Cadbury US Shareholder, Cadbury Canadian Shareholder or Cadbury ADS Holder, please telephone Georgeson on +1 (212) 440-9800 (Banks and Brokers), +1 (800) 868-1391 (Toll-Free in the United States) or +1 (212) 806-6859 (from outside the United States).

Other than as expressly set out in this announcement, capitalised terms used in this announcement shall have the meaning given to them in the Final Offer Document published by Kraft Foods on 19 January 2010.

Enquiries

Kraft Foods

Perry Yeatman	(Media)	+1 847 646 4538
Chris Jakubik	(Investors)	+1 847 646 5494

Brunswick Group (public relations)

Richard Jacques	+44 20 7404 5959
Jonathan Glass	+44 20 7404 5959

Further information

This announcement does not constitute, and must not be construed as, an offer to sell or an invitation to purchase or subscribe for any securities or the solicitation of an offer to purchase or subscribe for any securities, pursuant to the Offer or otherwise. The Offer is being made by the Original Offer Documents, the Final Offer Documents and accompanying documentation (the “Offer Documentation”). Cadbury Securityholders who accept the Offer may rely only on the Offer Documentation for all the terms and conditions of the Offer.

This announcement is not a prospectus for the purposes of the EU Prospectus Directive. Cadbury Securityholders in the EU should not tender their shares except on the basis of information in the prospectus published pursuant to the EU Prospectus Directive on Kraft Foods’ website (as supplemented from time to time). In making their decision whether or not to accept the Offer, Cadbury Securityholders who are South African residents will need to take into account the Excon Regulations, and consider whether or not their acceptance of the Offer and their subsequent receipt of consideration for their Cadbury Shares from Kraft Foods, whether in the form of cash and/or New Kraft Foods Shares, will be in compliance with the Excon Regulations.

The release, publication or distribution of this announcement and any other Offer-related documentation in jurisdictions other than the UK, the US, Canada, France, Ireland or Spain, and the availability of the Offer to Cadbury Securityholders who are not resident in such jurisdictions may be affected by the laws or regulations of relevant jurisdictions. Therefore any persons who are subject to the laws and regulations of any jurisdiction other than the UK, the US, Canada, France, Ireland or Spain, and Cadbury Securityholders who are not resident in such jurisdictions should inform themselves of and observe any applicable requirements.

Forward-looking statements

This announcement contains forward-looking statements regarding the Final Offer. Such statements include, but are not limited to, statements about the benefits of the combination and other such statements that are not historical facts, which are or may be based on Kraft Foods’ plans, estimates and projections. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond Kraft Foods’ control, that could cause Kraft Foods’ actual results to differ materially from those indicated in any such forward-looking statements. Such factors include, but are not limited to, the risk factors, as they may be amended from time to time, set forth in Kraft Foods’ filings with the US Securities and Exchange Commission (“SEC”), including the registration statement on Form S-4, as amended from time to time, filed by Kraft Foods in connection with the Final Offer, Kraft Foods’ most recently filed Annual Report on Form 10-K and subsequent reports on Forms 10-Q and 8-K. Kraft Foods disclaims and does not undertake any obligation to update or revise any forward-looking statement in this announcement, except as required by applicable law or regulation.

Additional US-related information

This announcement is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of Cadbury or Kraft Foods. Kraft Foods has filed a registration statement and tender offer documents, including subsequent amendments, and Cadbury has filed a solicitation/recommendation statement on Schedule 14D-9, including subsequent amendments, with the SEC in connection with the recommended Final Offer. Cadbury Shareholders who are US or Canadian residents and holders of Cadbury ADSs, wherever located, should read those filings, and any other filings made by Kraft Foods and Cadbury with the SEC in connection with the recommended Final Offer, as they contain important information. Those documents, as well as Kraft Foods’ other public filings with the SEC, may be obtained without charge at the SEC’s website at www.sec.gov and at Kraft Foods’ website at www.kraftfoodscompany.com.